ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill / Celeste Murphy – Legal
Christine Wong / Mary Mast – Accounting

Re:	LianBio
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted September 21, 2021
CIK No. 0001831283

Ladies and Gentlemen:

On behalf of LianBio (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-1, file no. 333-259978 (the “registration statement”). Amendment No. 1 reflects revisions to the registration statement made in response to the comment letter to Yizhe Wang, Ph.D., Chief Executive Officer of the Company, dated October 4, 2021, from the staff of the Commission (the “Staff”) related to confidentially submitted Amendment No. 3 to the Draft Registration Statement, as well as certain other updated information.

For reference purposes, the comments contained in the Staff’s letter dated October 4, 2021 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Securities and Exchange Commission	- 2 -	October 8, 2021

Nanobiotix License, Development and Commercialization Agreement, page 171

1.     We note your revision on page 176 in response to prior comment 10, which we reissue. With respect to the Nanobiotix Agreement, the disclosure now refers to “tiered double-digit royalties up to the low teens.” Please revise to narrow the royalty range disclosed for this agreement to no more than ten percentage points.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 177 of Amendment No. 1 to provide a royalty range of no more than ten percentage points for this agreement.

2.     We note your response to comment 11. With respect to the fifth bullet, please disclose the number of shares of the Company’s common stock the warrant could convert into as of a recent date when such information is available.

Response to Comment 2:

The Company acknowledges the Staff’s comment and intends to disclose the number of the Company’s Ordinary Shares the warrant could convert into as of a recent date on page 260 of Amendment No. 1.

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Securities and Exchange Commission	- 3 -	October 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 235-4961.

Very truly yours,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:	Yizhe Wang, Ph.D. (LianBio)